VR 4-14-04

04016284

AA 4/9/2004

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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APR 01 2004

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46766

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: United Global Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Sugar Creek Center Blvd. Suite 1010
(No. and Street)

Sugar Land (City) Texas (State) 77478 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Blair (281) 313-6166
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edwards, Lincoln & Co., P.C.
(Name – *if individual, state last, first, middle name*)

1345 Campbell Rd. Suite 210 (Address) Houston (City) Texas (State) 77055 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 15 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard D. Blair, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of United Global Securities, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARILYN C MOSKAL
Notary Public, State of Texas
My Commission Expires:
June 2, 2007

Signature

Richard D. Blair President
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (2)
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (2)
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. (2)
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (4)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Accountant's Report on Internal Controls

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(1) No subordinated liabilities. See note to financial statements.
(2) Exempt under K (2) i - See note to financial statements.
(3) N/A
(4) See note to financial statements.
(5) Combined with (o)

UNITED GLOBAL SECURITIES, INC.

Financial Statements
Year Ended December 31, 2003

TABLE OF CONTENTS

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

Board of Directors
United Global Securities, Inc.

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statement of financial condition of United Global Securities, Inc. as of December 31, 2003, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of United Global Securities, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
February 15, 2004

UNITED GLOBAL SECURITIES, INC.

Statement of Financial Condition

December 31, 2003

ASSETS

Cash and equivalents	$	276,439
Commissions receivable (no allowance required)		71,562
Marketable securities, at fair market value		41,469
Furniture and equipment, at cost		320,724
Accumulated depreciation		(140,968)
Investment in stock		3,300
Other assets		8,530
	$	581,056

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	93,180
Accrued expenses		24,977
Total Liabilities		118,157
Stockholder's Equity		
Common stock, no par value; 2,000 shares authorized; 2,000 shares issued and outstanding		2,000
Additional paid-in capital		47,668
Retained earnings		413,231
Total Stockholder's Equity		462,899
	$	581,056

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Income

For the Year Ended December 31, 2003

Revenue	$ 1,487,303
Expenses	
Salaries	528,643
General and administrative expenses	394,297
Depreciation expense	51,294
	974,234
Net income from operations	513,069
Other income and (expenses)	10,486
Net Income	$ 523,555

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2003

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
Balance, Beginning of Year	2,000	$2,000	$ 47,668	$ 222,235	$ 271,903
Capital contributed					
Distribution				(332,559)	(332,559)
Net Income				523,555	523,555
Balance, End of Year	2,000	$2,000	$ 47,668	$ 413,231	$ 462,899

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Statement of Cash Flows

For the Year Ended December 31, 2003

Cash Flows From Operating Activities:	
Net Income	$ 523,555
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Gain on marketable securities	(9,208)
Depreciation	51,294
Increase in commissions receivable	(42,500)
Increase in accounts payable	68,568
Decrease in accrued expenses	(11,366)
Net Cash Provided by Operating Activities:	580,343
Cash Flows From Investing Activities	
Purchases of investment securities	(2,264)
Proceeds from sale of investments	218
Purchase of property and equipment	(159,643)
Collection of stockholder note receivable	59,981
Net Cash Used by Investing Activities	(101,708)
Cash Flows From Financing Activities:	
Repayment of installment note payable	(60,972)
Distributions	(278,809)
Net Cash Used by Financing Activities	(339,781)
Net Increase in Cash and Equivalents	138,854
Cash and Equivalents, Beginning of Year	137,585
Cash and Equivalents, End of Year	$ 276,439
Interest Paid	$ 0
Taxes Paid	$ 0

Schedule of Non-Cash Investing and Financing Activities

Decrease in equipment	$ (53,750)
Distribution to stockholder	$ 53,750

The accompanying notes are an integral part of these financial statements.

UNITED GLOBAL SECURITIES, INC.

Notes to Financial Statements

December 31, 2003

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Industry Operations
United Global Securities, Inc. is registered as a broker or dealer under section 15(b) of the Securities and Exchange Act of 1934. The Company was incorporated on October 14, 1993. On November 19, 1993, it was granted registration by the Securities and Exchange Commission.

Cash and Equivalents
The Company considers highly liquid investments with original maturities of three months or less to be cash equivalents.

Revenue Recognition
Commissions are earned at the time the Company receives advices from third parties responsible for payment of the commissions and are recognized as of the date of the advice.

Property and Equipment
The Company's policy is to depreciate property and equipment over the estimated useful lives of the assets using the Modified Accelerated Cost Recovery System (MACRS) method. Use of the MACRS method for financial reporting does not produce results materially different from generally accepted depreciation methods.

Classification	Estimated Useful Life - Years
Furniture & fixtures	7
Office equipment	5
Vehicle	5

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. The more significant areas requiring the use of management estimates relate to fair value of financial instruments and useful lives for depreciation. Accordingly, actual results could differ from those estimated.

Income Taxes

The Company has elected to be taxed as an S corporation, whereby all federal income tax attributes flow to the individual stockholders.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES (continued)

Marketable Securities

Marketable securities are classified as trading securities and are carried at market. Differences between cost and market are recognized in income in the current year. The specific identification method is used to compute realized gain or loss.

Financial Instruments and Credit Risk Concentration

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash equivalents and commissions receivable. The Company maintains its cash equivalents in high quality securities placed with various major financial institutions. The Company policy is designed to limit exposure with any one institution, yet the Company is subject to concentrations of credit risk with respect to cash equivalents which the Company attempts to minimize by investing in high-quality instruments. Concentrations of credit risk with respect to commissions receivable is generally diversified due to the large number of financial institutions and their dispersion across geographic areas.

NOTE 2 - MARKETABLE SECURITIES

Marketable securities consist of mutual funds which are held for trading and recorded at their quoted market values. The average cost method is used to determine cost of securities.

Trading securities and holding gains and losses are as follows:

		Holding		Realized	
Cost	Market	Gains	Losses	Gains	Losses
$47,623	$41,470	$ 3,361	$9,514	$ 0	$ 782

The decrease in net unrealized holding gains and losses for the year ended December 31, 2003 resulted in the inclusion of $9,990 of gains in earnings for the current year.

NOTE 3 – FURNITURE AND EQUIPMENT

At December 31, 2003, furniture and equipment consists of the following:

Furniture	$ 170,877
Office equipment	56,952
Vehicle	92,895
	$ 320,724

NOTE 4 - COMMON STOCK

The Company is authorized to issue 2,000 shares of no par value common stock. Each share of common stock is entitled to one vote. Of the 2,000 shares authorized, there are 2,000 shares issued and outstanding.

NOTE 5 - OPERATING LEASES

On December 2, 2001, the Company entered into a rental agreement beginning February 1, 2002, for office space located in Sugar Land, Texas. The term of this lease is 60 months with $3,907 monthly rent for the first 24 months, escalating to $4,297 per month thereafter, until the end of the lease.

Total rental expense for all operating leases, except those with terms of one month or less that were not renewed, was $70,928 for the year ended December 31, 2003.

Future minimum rental payments required under the operating leases are as follows:

Year Ending December 31,	
2004	$ 62,538
2005	53,349
2006	51,564
2007	4,297
2008	0
Total minimum payments required	$171,748

NOTE 6 - EMPLOYEE BENEFIT PLAN

The Company has a money purchase retirement plan covering employees with two years of service. A minimum of 10% of compensation of eligible employees must be contributed to the Plan. The plan expense as of December 31, 2003 was $41,000.

NOTE 7 – RELATED PARTY TRANSACTIONS

The Company had an $82,000 note receivable line of credit from the stockholder dated September 11, 2002. The note bore interest at 6.5% and was due September 11, 2003. At December 31, 2002 the balance of the note receivable was $59,981. During January 2003, the stockholder repaid the $59,981 balance in full, with no interest recorded.

NOTE 8 - SUBORDINATED LIABILITIES

There were no liabilities subordinated to claims of general creditors at any time during the year.

NOTE 9 - NET CAPITAL REQUIREMENTS

The Company is subject to the net capital rules adopted and administered by the Securities and Exchange Commission. The rules prohibit a member from engaging in securities transactions if the ratio of its aggregate indebtedness to net capital, both as defined, exceeds 15 to 1. Retained earnings may be restricted as to payment of dividends if this ratio exceeds 10 to 1. At December 31, 2003 the net capital ratio of the Company was .451 to 1. Its net capital of $262,052 was $254,171 in excess of its required net capital of $7,881.

NOTE 10 - OMISSION OF CERTAIN REPORTS

A computation for determination of reserve requirements pursuant to Rule 15c3-3 and specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and not required inasmuch as the Company operates pursuant to the exemption provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The SIPC supplemental report specified by Rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
United Global Securities, Inc.

We have audited the accompanying financial statements of United Global Securities, Inc. as of and for the year ended December 31, 2003, and have issued our report thereon dated February 15, 2004. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying Net Capital Computation pursuant to Rule 15c3-1 and Reconciliation with Company's Computation of Net Capital are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
February 15, 2004

UNITED GLOBAL SECURITIES, INC.

Net Capital Computation Pursuant to Rule 15c3-1

December 31, 2003

Stockholder's Equity	$	462,899
Nonallowable Assets:		
Property and equipment		(179,756)
Investment in stock		(3,300)
Other assets		(8,530)
Net Capital Before Haircuts on Security Positions		271,313
Haircuts on securities and money market		(9,261)
Net Capital	$	262,052
Aggregate Indebtedness	$	118,157
Computation of Basic Net Capital Requirement Minimum net capital required (greater of $5,000 or 6.67% of aggregate indebtedness	$	7,881
Excess Net Capital	$	254,171
Excess Net Capital at 1,000%	$	250,236
Ratio: Aggregate Indebtedness to Net Capital		.451 to 1

UNITED GLOBAL SECURITIES, INC.

Reconciliation with Company's Computation of Net Capital (included in Part IIA of Form X-17A-5 as of December 31, 2002)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$	307,976
Audit adjustments changing allowable assets:		
Decrease in cash in bank		(38,942)
Increase in money market cash		72,703
Increase in marketable securities		18
Audit adjustments increasing aggregate indebtedness		(88,434)
Audit adjustments increasing nonallowable assets		4,802
Changes in nonallowable assets:		
Increase in property and equipment		(97,211)
Increase in accumulated depreciation		34,471
Decrease in stockholder advances		57,940
Other		(2)
Net changes before haircuts		253,321
Decrease in haircuts		8,731
Net Capital	$	262,052

EDWARDS, LINCOLN & CO., P. C.
CERTIFIED PUBLIC ACCOUNTANTS
1345 Campbell Road, Suite 210
Houston, Texas 77055
Phone: (713) 827-0111 Fax: (713) 827-8764

Board of Directors
United Global Securities, Inc.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

In planning and performing our audit of the financial statements and supplemental schedule of United Global Securities, Inc. for the year ended December 31, 2003 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5-(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Edwards, Lincoln & Co., P.C.

Edwards, Lincoln & Co., P.C.
Houston, Texas
February 15, 2004